SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 001-35571

Gold Standard Ventures Corp.
(Name of Registrant)

Suite 610 - 815 West Hastings Street,
Vancouver, B.C., Canada V6C 1B4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Explanatory Note

This Amendment No. 1 to Form 6-K is being filed solely for purposes of correcting a typographical error in Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Standard Ventures Corp.
(Registrant)

By:	/s/ Jordan Neeser
Name:	Jordan Neeser
Title:	Corporate Secretary

Date: May 4, 2021

EXHIBIT INDEX

Exhibit	Description

99.1	Notice and Access Notice
99.2*	Notice of Meeting and Management Information Circular
99.3*	Form of Proxy
99.4*	Voting Instruction Form
99.5*	Financial Statements Request Form

* Previously filed.